AB 4/5

SEC
Mail Processing
Section

MAR 12 2012

Washington, DC
123

[redacted]

12011497

AB 3/19

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8- 52813

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Almax Financial Solutions, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Van Syckles Road
(No. and Street)

Clinton (City) New Jersey (State) 08809 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Schultz (908) 638-9012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenberg Rich Baker Berman & Company
(Name – *if individual, state last, first, middle name*)

265 Davidson Avenue, Suite 210 (Address) Somerset (City) New Jersey (State) 08873 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/26

OATH OR AFFIRMATION

I, Mark Schultz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Almax Financial Solutions, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mark C. Schultz
Signature

Designated Principal
Title

Linda H Payne
Notary Public

LINDA H PAYNE
Notary Public - New Jersey
Hunterdon County
My Commission Expires June 17, 2013

March 3rd 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NET CAPITAL COMPUTATION
AS REQUIRED BY EXCHANGE ACT RULE 15c3-1
FOR
ALMAX FINANCIAL SOLUTIONS

COMPUTATION DATE:			12/31/2011
Net Capital Requirement, the Greater of:		$	5,000.00
1/15 of Aggregate Indebtedness	$ 660.81		
Minimum Dollar Requirement	$ 5,000.00		
Net Capital		$	45,263.95
Excess (Deficiency) Net Capital:		$	40,263.95
Aggregate Indebtedness:		$	9,912.14
Excess Net Capital @ 1,000% (Net Capital, less 10% Aggregate Indebtedness)		$	44,272.74
Ratio of Aggregate Indebtedness to Net Capital:			21.90%
Ratio of Subordinated Indebtedness to Debt/Equity Total:			N/A
120% of Required Net Capital		$	6,000.00
Net Capital in Excess of 120% of Required Net Capital		$	39,263.95

Total Assets (Cash on Hand, Money Market Accounts)		$	61,456.70
Less: Total Liabilities			9,912.14
(Exclusive of subordinated debt)			
Net Worth		$	51,544.56
Deductions from and/or charges to Net Worth:			
Total non-allowable assets	$ 4,653.75		
Other deductions or charges	0.00		
(Excess Fidelity Bond deductible)			
Total Deductions from Net Worth			4,653.75
Net Capital before haircuts on securities positions		$	46,890.81
Haircuts on securities:			
Certificates of Deposit and Commercial Paper	$ 0.00		
U.S. and Canadian government obligations	0.00		
State and municipal government and obligations	0.00		
Corporate obligations	0.00		
Stock and warrants	0.00		
Options	0.00		
Arbitrage	0.00		
Other Securities	1,626.86		
Total haircuts of securities			1,626.86
Net Capital		$	45,263.95

EXHIBIT A
SCHEDULE OF NON-ALLOWABLE ASSETS PURSUANT TO
EXCHANGE ACT RULE 15c3-1
FOR
Almax Financial Services

COMPUTATION DATE:	12/31/2011
CRD Account	26.25
Prepaid Expenses	4,627.50
Total Non-Allowable Assets	$ 4,653.75

EXHIBIT B
SCHEDULE OF HAIRCUTS
PURSUANT TO EXCHANGE ACT RULE 15c3-1
FOR
Almax Financial Solutions, LLC

COMPUTATION DATE:	12/31/2011
Net Capital before Haircuts	$46,890.81
Minimum Net Capital Requirements	$ 5,000.00

HAIRCUTS ON SECURITIES POSITIONS

Long Market Values:

Security		HC %	Haircuts
Potomac High Yield Bond Fund Inv Class	$ 0.00	15.00%	$ 0.00
Broker's Express	$ 5,311.78	2.00%	$ 106.24
Northeaset Invs TR	$ 10,137.48	15.00%	$ 1,520.62
TOTAL HAIRCUT ON OTHER SECURITIES	**15,449.26**		**$ 1,626.86**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM X-17A-5

FOCUS REPORT
(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)
PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]
4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER	SEC. FILE NO.
ALMAX FINANCIAL SOLUTIONS, LLC [13]	8-52813 [14]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)	FIRM ID NO.
	104356 [15]
12 VAN SYCKLES ROAD [20] (No. and Street)	FOR PERIOD BEGINNING (MM/DD/YY) 10/01/11 [24]
CLINTON [21] (City) NJ [22] (State) 08809 [23] (Zip Code)	AND ENDING (MM/DD/YY) 12/31/11 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT (Area code) - Telephone No.

Kristy Johnson [30]   (281) 367-0380 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 27th day of February 20 12

Manual Signatures of:

1) Mark C. Schaff
Principal Executive Officer or Managing Partner

2) Mark C. Schaff
Principal Financial Officer or Partner

3) Mark C. Schaff
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
ALMAX FINANCIAL SOLUTIONS, LLC	N 3	100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY)	12/31/11	99
SEC FILE NO.	8-52813	98
Consolidated		198
Unconsolidated	X	199

ASSETS

		Allowable		Non-Allowable		Total	
1. Cash		$ 28,960	200			$ 28,960	750
2. Receivables from brokers or dealers:							
A. Clearance account			295				
B. Other		12,394	300	$	550	12,394	810
3. Receivables from non-customers			355		600		830
4. Securities and spot commodities owned, at market value:							
A. Exempted securities			418				
B. Debt securities			419				
C. Options			420				
D. Other securities		15,449	424				
E. Spot commodities			430			15,449	850
5. Securities and/or other investments not readily marketable:							
A. At cost	$ 130						
B. At estimated fair value			440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:			460		630		880
A. Exempted securities	$ 150						
B. Other securities	$ 160						
7. Secured demand notes:			470		640		890
Market value of collateral:							
A. Exempted securities	$ 170						
B. Other securities	$ 180						
8. Memberships in exchanges:							
A. Owned, at market	$ 190						
B. Owned, at cost					650		
C. Contributed for use of the company, at market value					660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships			480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.			490		680		920
11. Other assets			535	4,654	735	4,654	930
12. Total Assets		$ 56,803	540	$ 4,654	740	$ 61,457	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
ALMAX FINANCIAL SOLUTIONS, LLC as of 12/31/11

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING,
NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS
LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	9,912 [1205]	[1385]	9,912 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1(d)) of ...... $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of ...... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 9,912 [1230]	$ [1450]	$ 9,912 [1760]

Ownership Equity		Total
21. Sole proprietorship		$ [1770]
22. Partnership (limited partners)	$ [1020]	51,545 [1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		[1794]
E. Total		[1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 51,545 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 61,457 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

ALMAX FINANCIAL SOLUTIONS, LLC as of 12/31/11

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	51,545	3480
2. Deduct ownership equity not allowable for Net Capital			(	)	3490
3. Total ownership equity qualified for Net Capital				51,545	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	51,545	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 4,654	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	4,654)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	46,891	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)) :					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities	1,627	3734			
D. Undue concentration		3650			
E. Other (List)		3736	(	1,627)	3740
10. Net Capital			$	45,264	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
ALMAX FINANCIAL SOLUTIONS, LLC as of 12/31/11

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	661	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	40,264	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	39,264	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	9,912	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	9,912	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	21.90	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

ALMAX FINANCIAL SOLUTIONS, LLC

For the period (MMDDYY) from 10/01/11 [3932] to 12/31/11 [3933]
Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$		3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading		(381)	3949
c. Total gain (loss)		(381)	3950
3. Gains or losses on firm securities investment accounts			3952
4. Profits (losses) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares		21,747	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		4,421	3995
9. Total revenue	$	25,787	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers			4120
11. Other employee compensation and benefits		3,564	4115
12. Commissions paid to other brokers-dealers		2	4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements [4070]			
14. Regulatory fees and expenses		2,152	4195
15. Other expenses		11,327	4100
16. Total expenses	$	17,045	4200
NET INCOME			
17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$	8,742	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of [4238]			
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of [4239]			
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items	$	8,742	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items		13,913	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

ALMAX FINANCIAL SOLUTIONS, LLC

For the period (MMDDYY) from 10/01/11 to 12/31/11

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 38,823	4240
A. Net income (loss)		8,742	4250
B. Additions (includes non-conforming capital of	$ [4262])	4,087	4260
C. Deductions (includes non-conforming capital of	$ [4272])	107	4270
2. Balance, end of period (from item 1800)		$ 51,545	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

ALMAX FINANCIAL SOLUTIONS, LLC as of 12/31/11

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) $ X [4550]

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained [4560]

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon [4335] [4570]

D. (k) (3) - Exempted by order of the Commission [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL	$ [4699]		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities